UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Genta Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37245M603

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 37245M603

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 662,102,425*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 662,102,425*
9	Aggregate amount beneficially owned by each reporting person. 662,102,425*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 9.999%**
12	Type of reporting person CO

*	Represents 133,549 Common Shares and 661,968,876 Common Shares underlying $661,968.88 of Notes (defined in Item 4 below) which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.
**	6,621,686,419 shares outstanding, which is the sum of (i) 5,959,717,543 shares outstanding as of June 19, 2012, as reported by the Issuer’s Definitive Proxy Statement filed with the SEC on June 22, 2012, and (ii) 661,968,876 Common Shares underlying $661,968.88 of Notes, which are convertible to Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.

CUSIP No. 37245M603

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 662,102,425*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 662,102,425*
9	Aggregate amount beneficially owned by each reporting person. 662,102,425*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 9.999%**
12	Type of reporting person CO

*	Represents 133,549 Common Shares and 661,968,876 Common Shares underlying $661,968.88 of Notes (defined in Item 4 below) which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.
**	6,621,686,419 shares outstanding, which is the sum of (i) 5,959,717,543 shares outstanding as of June 19, 2012, as reported by the Issuer’s Definitive Proxy Statement filed with the SEC on June 22, 2012, and (ii) 661,968,876 Common Shares underlying $661,968.88 of Notes, which are convertible to Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.

CUSIP No. 37245M603

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 662,115,966*
	6	Shared voting power. -0-
	7	Sole dispositive power. 662,115,966*
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 662,115,966*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 9.999%**
12	Type of reporting person CO

*	Represents 11,667 Common Shares and 662,104,299 Common Shares underlying $662,104.30 of Notes (defined in Item 4 below) which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.
**	6,621,821,842 shares outstanding, which is the sum of (i) 5,959,717,543 shares outstanding as of June 19, 2012, as reported by the Issuer’s Definitive Proxy Statement filed with the SEC on June 22, 2012, and (ii) 662,104,299 Common Shares underlying $662,104.30 of Notes, which are convertible to Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.

CUSIP No. 37245M603

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 662,102,425*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 662,102,425*
9	Aggregate amount beneficially owned by each reporting person. 662,102,425*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☒
11	Percent of class represented by amount in row (9). 9.999%**
12	Type of reporting person IN

Represents 133,549 Common Shares and 661,968,876 Common Shares underlying $661,968.88 of Notes (defined in Item 4 below) which can be converted into Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.

**	6,621,686,419 shares outstanding, which is the sum of (i) 5,959,717,543 shares outstanding as of June 19, 2012, as reported by the Issuer’s Definitive Proxy Statement filed with the SEC on June 22, 2012, and (ii) 661,968,876 Common Shares underlying $661,968.88 of Notes, which are convertible to Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on March 15, 2010 (the “Original Filing”), as amended on February 14, 2011 (“Amendment No. 1”) and February 14, 2012 (“Amendment No. 2”). The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2 or this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended. This Amendment No. 3 is being filed to reflect the Reporting Persons’ beneficial ownership of the Issuer’s outstanding Common Shares as of December 31, 2012.

Item 4.	Ownership.

Item 4 is hereby amended and restated:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis each beneficially own 662,102,425* Common Shares. MVA beneficially owns 662,115,966* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis together with the Common Shares beneficially owned by MVA represent 9.999%** of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA has the sole power to vote the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the Common Shares they beneficially own. MVA does not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 662,101,128 Common Shares based on 145,216 Common Shares and 661,955,912 Common Shares underlying $661,955.91 of Notes which constitute approximately 9.999% of a notional number of the Issuer’s outstanding Common Shares (based on the sum of (i) 5,959,717,543 shares outstanding as of June 19, 2012, as reported by the Issuer’s Definitive Proxy Statement filed with the SEC on June 22, 2012 and (ii) 661,955,912 Common Shares underlying $661,955.91 of Notes, which are convertible to Common Shares to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Shares). Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common beneficially owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis has any voting or dispositive power with regard to the Common Shares beneficially owned by MVA.

As of December 31, 2012, each of Boxer Capital, Boxer Management and Mr. Lewis, had shared ownership of the $85,160.70 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due September 9, 2013 (the “April 2009 Notes”), $31,680.41 principal amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due September 9, 2013 and issued on September 4, 2009 (the “September 2009 Notes”), $1,403,645.73 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “B Notes”), $1,324,525.21 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “C Notes”), $1,489,104.83 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “D Notes”), $2,473,242.17 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due March 9, 2013 (the “E Notes”), $1,436,704.28 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due September 9, 2021 (the “G Notes”), $96,000 principal amount of the Issuer’s 12% Senior Unsecured Convertible Promissory Notes due September 9, 2021 (the “H Notes”), and $562,500 principal amount of the Issuer’s 15% Senior Unsecured Convertible Promissory Notes due September 9, 2021 (the “I Notes”, along with the April 2009 Notes, the September 2009 Notes, the B Notes, the C Notes, the D Notes, the E Notes, the G Notes, and the H Notes, each a “Note” and collectively the “Notes”). Boxer Capital held, in the aggregate, $8,902,568.33 principal amount of the Notes. As of December 31, 2012, MVA had sole ownership of the $182,264.18 principal amount of the B Notes, $167,142.84 principal amount of the C Notes, $160,824.39 principal amount of the D Notes, and $267,479.66 principal amount of the E Notes. MVA held, in the aggregate, $777,711.07 principal amount of the Notes. The Notes are convertible at a conversion price of $.001 per Common Share and can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the outstanding Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: February 12, 2013

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA Investors, LLC

By: /s/ MVA Investors, LLC
Name: Neil Reisman
Title: Authorized Signatory

JOSEPH LEWIS

By: /s/ Joseph Lewis
Joseph Lewis, Individually